# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grocery Outlet Holding Corp., CIK 0001771515
CUSIP: 39874R101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5650 Hollis Street, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001412741

## Reporting persons
- J. Goldman & Co LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,040,848; sole dispositive power 0; shared dispositive power 6,040,848; aggregate amount beneficially owned 6,040,848 (6.11% of the class)
  Comment: Includes 1,240,100 shares of Common Stock issuable upon exercise of call options.
- J. Goldman Capital Management, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,040,848; sole dispositive power 0; shared dispositive power 6,040,848; aggregate amount beneficially owned 6,040,848 (6.11% of the class)
  Comment: Includes 1,240,100 shares of Common Stock issuable upon exercise of call options.
- Jay G. Goldman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,040,848; sole dispositive power 0; shared dispositive power 6,040,848; aggregate amount beneficially owned 6,040,848 (6.11% of the class)
  Comment: Includes 1,240,100 shares of Common Stock issuable upon exercise of call options.

## Item 1. Issuer
Name of issuer: Grocery Outlet Holding Corp.
Address of issuer's principal executive offices: 560 Hollis Street, Emeryville, CA 94608

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) J. Goldman & Co., L.P. ("JGC") with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock") of Grocery Outlet Holding Corp. (the "Company") and the shares of Common Stock issuable upon the exercise of call options held by J. Goldman Master Fund, L.P. ("JGMF") and J. Goldman Enhanced Master Fund, L.P. ("JGEMF");

(ii) J. Goldman Capital Management, Inc. ("JGCM") with respect to shares of the Common Stock and the shares of Common Stock issuable upon exercise of call options held by JGMF and JGEMF; and

(iii) Mr. Jay G. Goldman with respect to shares of the Common Stock and the shares of Common Stock issuable upon exercise of call options held by JGMF and JGEMF.

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

c/o J. Goldman & Co., L.P.
510 Madison Avenue, 26th Floor
New York, NY 10022
Citizenship: Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row (9) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 98,922,672 shares of Common Stock outstanding as of May 7, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 13, 2026.
Percent of class: 6.11%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- J. Goldman & Co LP: /s/ Sagan A. Weiss, By: Sagan A. Weiss, Chief Compliance Officer (08/14/2026)
- J. Goldman Capital Management, Inc.: /s/ Jay G. Goldman, Jay G. Goldman, Director (08/14/2026)
- Jay G. Goldman: /s/ Jay G. Goldman, Jay G. Goldman, individually (08/14/2026)